Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

        On May 16, 2006, Falconbridge Limited ("Falconbridge") filed a Material Change Report and the Amending Agreement referred to below with the Canadian System for Electronic Document Analysis and Retrieval (SEDAR).

        The Material Change Report includes, among other things, the following information:

        On May 13, 2006, Falconbridge and Inco Limited ("Inco") entered into a fourth amending agreement (the "Amending Agreement") for the purpose of further amending the support agreement (as amended, the "Support Agreement") originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively. Under the terms of the Amending Agreement, Inco has agreed to increase the cash consideration offered to holders of Falconbridge Shares to Cdn.$51.17 per Falconbridge Share pursuant to the Offer. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash per Falconbridge Share held or 0.6927 of a Inco Share plus Cdn.$0.05 in cash for each Falconbridge Share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable, under the Offer. The maximum amount of cash consideration available under the Offer will be Cdn.$4,786,678,875 and the maximum number of Inco Shares available under the Offer will be 200,657,578. Assuming full proration of these maximum amounts, Falconbridge shareholders would be entitled to receive Cdn.$12.50 in cash and 0.524 of an Inco Share for each Falconbridge Share tendered to the Offer, subject to adjustment for fractional shares. Falconbridge and Inco also agreed to a corresponding adjustment to the number of Inco Shares to be received by holders of Falconbridge options following the completion of the take-over bid.

        In consideration of Inco increasing the cash consideration under the Offer, Falconbridge has agreed to increase the amounts of the termination, enhanced expense and expense payments that may be payable to Inco in specified circumstances to U.S.$450 million, U.S.$150 million and U.S.$40 million, respectively.

        The foregoing description of the Amending Agreement does not purport to be complete and is qualified in its entirety by reference to the Amending Agreement and the Support Agreement.

        The Material Change Report and the Amending Agreement, as well as the earlier amendments to the Support Agreement, were filed by Falconbridge today under cover of Form 6-K and are incorporated by reference into this filing.

Important Legal Information

        This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

        INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Investors and securityholders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

        Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.